Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS FIRST QUARTER FINANCIAL RESULTS

Company Returns to Profitability; Corporate Reorganization Gaining Traction

Minnetonka, MN – May 6, 2019 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of enterprise network infrastructure, voice and data communication products and services for deployments and management of IT networks, today announced financial results for the first quarter ("Q1") ended March 31, 2019, including a discussion of results of operations by segment.

First Quarter 2019 Summary

●	Q1 2019 consolidated sales were $16.7 million as compared to $16.8 million in Q1 2018, with first quarter year-over-year sales increasing at JDL and Net2Edge segments and declining at Suttle and Transition Networks.

●	Q1 2019 consolidated gross profit increased by 23% to $6.4 million from $5.2 million in the same period of 2018. Gross margin improved to 38.4% in Q1 2019 from 30.9% in Q1 2018 driven by a favorable mix of products and services.

●	Q1 2019 consolidated operating income improved to $181,000 from a Q1 2018 consolidated operating loss of $2.0 million. Of note, effective January 1, 2019, the Company realigned its financial reporting to exclude certain corporate general and administrative expenses from costs allocated to the business segments, which are reported as "Other" in the segment information in our Form 10-Q and reported below. The 2018 expenses reported in this press release have been reclassified to reflect this change.

■	Transition Networks' operating income was $59,000 as compared to operating income of $461,000 in Q1 2018.

■	Suttle's operating income improved to $743,000 from an operating loss of $600,000 in Q1 2018.

■	JDL Technologies' operating income improved to $491,000 from an operating loss of $442,000 in Q1 2018.

■	Net2Edge's operating loss narrowed to $527,000 from an operating loss of $801,000 in Q1 2018.

■	Other operating expenses totaled $585,000 as compared to $592,000 in Q1 2018.

●	Q1 2019 net income improved to $240,000, or $0.03 per diluted share, compared to a net loss of $1.9 million, or $(0.21) per diluted share, in Q1 2018.

●	At March 31, 2019, cash, cash equivalents, and investments totaled $9.5 million and working capital was $31.2 million.

CSI's Chief Executive Officer Roger H.D. Lacey commented, "Our Q1 2019 results reflect the initial impact of restructuring efforts to shift our corporate focus towards higher-margin and faster-growing markets such as IoT and network edge management. During the quarter, we continued to invest in the development of new products, improve quality control processes, initiate cost savings for each business unit, and streamline our accounting processes. As a result, we improved operational efficiencies in our business units and on a corporate level. Our efforts resulted in significant improvement in gross margin and we are reporting positive operating and net income in Q1 2019."

Mr. Lacey continued, "As part of our enterprise-wide restructuring process, in April 2019 we completed the sale of Suttle's FutureLinkTM Fiber product line for $5 million. This was a key step towards our goal of re-focusing our operations and returning to profitability in 2019. We are pursuing a number of other initiatives, including the further streamlining of Suttle's existing operations and the announced sale of our corporate headquarters."

Mr. Lacey concluded, "We believe CSI is now a fundamentally strong company and we expect 2019 to be a transformational year. Although quarterly performance may vary (due to timing of contracts and customer projects), for FY 2019, as compared to FY 2018, we expect to improve our top and bottom line, increase our customer base and expand in new markets. We are working diligently to evolve from a network services and product manufacturing company into a growing and profitable cloud-based IoT and network edge solutions company. Our strong balance sheet provides us with the resources for growth. At March 31, 2019, we had cash, cash equivalents, and investments of $9.5 million, working capital of $31.2 million, and shareholders' equity of $42.1 million."

Q1 2019 Segment Financial Overview

Transition Networks

(in 000s)	Three Months Ended March 31
	2019	2018
Sales	$ 8,890	$ 9,153
Gross profit	3,754	3,927
Operating income	59	461

Q1 2019 sales decreased by $263,000 or 3% as compared to Q1 2018. Sales in North America decreased $731,000, or 10%, primarily due to timing of orders from the federal government and a large carrier customer. International sales increased $468,000, or 31%, primarily due to a significant project with a customer in our EMEA region for media converter products, partially offset by weakness in our ROW region. Media converter sales increased 4% or $194,000 due to the large EMEA project. Sales of Ethernet switches and adapters decreased 12% or $260,000 due to timing of orders from the federal government. All other product sales decreased 12% or $197,000 due to slower activity in our ancillary products business.

Gross profit for Q1 2019 decreased to $3,754,000 from $3,927,000 in the same period of 2018. Gross margin decreased to 42.2% in Q1 2019 from 42.9% in Q1 2018, primarily due to product mix related to a large project in the EMEA region. Selling, general and administrative expenses increased 7% to $3,695,000, or 41.6% of sales, in Q1 2019 compared to $3,466,000, or 37.9% of sales, in Q1 2018 due to an increase in engineering expenses related to prototype development and employee-related expenses.

Transition Networks had operating income of $59,000 in Q1 2019 as compared to operating income of $461,000 in Q1 2018.

Mr. Lacey commented, "We believe the Q1 2019 Transition Networks' revenue shortfall is primarily a timing issue and the remainder of 2019 currently looks strong with several POE++ projects in process."

Suttle

(in 000s)	Three Months Ended March 31
	2019	2018
Sales	$ 5,521	$ 6,973
Gross profit	1,801	1,375
Operating income (loss)	743	(600)

Suttle sales decreased 21% in Q1 2019 to $5,521,000 from $6,973,000 in the same period of 2018 due to reduced spending from Tier 1 telecommunications providers, volume declines in legacy products, and a continuing shift in purchasing decisions from Tier 1 telecommunications suppliers to installers.

Suttle's gross profit increased 31% in Q1 2019 to $1,801,000 from $1,375,000 in the same period of 2018. Gross margin in Q1 2019 increased to 32.6% from 19.7% in the same period of 2018 due to overall favorable product mix changes, price increases at Tier 1 telecom customers, workforce reductions made at the end of 2018, together with lower Q1 2019 inventory adjustments and increased production primarily related to Suttle's sale of its FutureLinkTM fiber product line on April 5, 2019. Selling, general and administrative expenses decreased 46% to $1,058,000, or 19.2% of sales, in Q1 2019 from $1,975,000, or 28.3% of sales, in the same period in 2018 primarily due to workforce reductions made at the end of 2018.

Suttle reported operating income of $743,000 in Q1 2019 as compared to an operating loss of $600,000 in Q1 2018.

As previously disclosed, on April 5, 2019, the Company sold its Suttle FutureLink™ Fiber business line, including inventory, equipment, and customer relationships, to PPC Broadband Inc. ("PPC"). The transaction was structured as an Asset Purchase Agreement with a simultaneous signing and closing. The sale price was $5.0 million in cash. Concurrent with the closing of the transaction, Suttle and PPC entered into a Transition Services Agreement under which Suttle will continue to manufacture products related to the FutureLink ™ Fiber business line until September 30, 2019, to ensure seamless supply to the customer base. Suttle's 2018 and Q1 2019 revenues from its Fiber business were approximately $4.9 million and $1.1 million, respectively.

Mr. Lacey commented, "While Suttle's Q1 2019's positive operating income reflects the result of many restructuring actions taken in prior periods and increased production related to the April 5, 2019 sale of the FutureLink™ Fiber business, we expect, due to the sale of this business and the impact on our production once we fulfill our the obligations under Transition Services Agreement, that Suttle's ongoing 2019 operating income will be much lower and closer to breakeven or could return to a loss."

JDL Technologies

(in 000s)	Three Months Ended March 31
	2019	2018
Sales	$ 2,208	$ 710
Gross profit (loss)	867	(18)
Operating income (loss)	491	(442)

JDL Technologies sales increased by 211% to $2,208,000 in Q1 2019 from $710,000 in Q1 2018.

Revenues from the education sector increased by $1,364,000 in Q1 2019 from Q1 2018 due to the resumption of scheduled education projects funded by the federal government that were delayed in the prior year. Revenue from sales to small- and medium-sized commercial businesses, which are primarily healthcare and commercial clients, increased by $134,000, or 22%, due to ongoing efforts to expand managed services and infrastructure sales to these markets.

Gross profit for Q1 2019 was $867,000 as compared to a loss of $18,000 in the same period in 2018 due to higher education revenue and the prior year having certain fixed costs on lower revenue. Selling, general and administrative expenses decreased by 11% in Q1 2019 to $376,000, or 17.0% of sales, from $424,000, or 59.7% of sales, in Q1 2018 due to lower selling and marketing expenses.

JDL Technologies reported operating income of $491,000 in Q1 2019 as compared to an operating loss of $442,000 in the same period of 2018.

Net2Edge

(in 000s)	Three Months Ended March 31
	2019	2018
Sales	$ 448	$ 165
Gross profit	221	103
Operating loss	(527)	(801)

Net2Edge's sales increased by 172% to $448,000 in Q1 2019 from $165,000 in Q1 2018, primarily due to revenue from established CSI accounts with new products with enhanced features. Gross profit increased by 115% to $221,000 in Q1 2019 from $103,000 in the same period of 2018, primarily due to higher revenue. Gross margin decreased to 49.3% in Q1 2019 from 62.4% in Q1 2018 due to product mix and costs associated with expediting raw materials. Selling, general and administrative expenses decreased by 17% in Q1 2019 to $748,000 from $904,000 in Q1 2018 due to a reduction in selling expenses. Net2Edge's operating loss decreased to $527,000 in Q1 2019 from a loss of $801,000 in the same period of 2018.

Financial Condition

CSI's balance sheet at March 31, 2019 included cash, cash equivalents, and investments of $9.5 million, working capital of $31.2 million, and stockholders' equity of $42.1 million.

Form 10-Q

For further information, please see the Company's Form 10-Q, which will be filed on or about May 10, 2019.

About Communications Systems

Communications Systems, Inc. provides connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems' current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems' business. These risks, uncertainties and contingencies are presented in the Company's Annual Report on Form 10-K and, from time to time, in the Company's other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company's financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:
Communications Systems, Inc.	The Equity Group Inc.
Mark D. Fandrich	Devin Sullivan
Chief Financial Officer	Senior Vice President
952-582-6416	212-836-9608
mark.fandrich@commsysinc.com	dsullivan@equityny.com

Roger H. D. Lacey	Lena Cati
Chief Executive Officer	Vice President
952-996-1674	212-836-9611
lcati@equityny.com

Selected Income Statement Data

	Unaudited
	Three Months Ended
	Mar. 31, 2019	Mar. 31, 2018
Sales	$16,723,294	$16,773,685
Gross profit	$6,426,965	$5,178,619
Operating income (loss)	180,635	(1,974,221)
Income (loss) before income taxes	215,146	(1,852,275)
Income tax (benefit) expense	(24,967)	7,570
Net income (loss)	$240,113	$(1,859,845)

Basic net income (loss) per share	$0.03	$(0.21)
Diluted net income (loss) per share	$0.03	$(0.21)
Cash dividends declared per share	$0.02	$0.04

Average basic shares outstanding	9,176,093	9,000,185
Average dilutive shares outstanding	9,176,093	9,000,185

Selected Balance Sheet Data

	Unaudited
	Mar. 31, 2019	Dec. 31, 2018
Total assets	$52,191,121	$53,321,164
Cash, cash equivalents & investments	9,490,706	11,056,426
Working capital	31,232,976	30,695,322
Property, plant and equipment, net	9,933,199	10,962,239
Long-term liabilities	388,571	28,267
Stockholders’ equity	42,101,265	41,653,127